Exhibit 99(a)(1)(G)
Repurchase Offer calendar

3Q 2026
Status	CLOSED
Link to documents	Link here
Commencement date	9/1/2026
Expiration date (7:00PM ET)	9/30/2026
Anticipated payment date	10/30/2026
Repurchase price	TBD
Subject to the discretion of our board of directors, we intend to commence quarterly repurchase offers pursuant to a share repurchase program. Our board of directors reserves the right, in its sole discretion, to limit the number of shares to be repurchased for each class by applying limitations on the number of shares to be repurchased on a per-class basis.
Repurchase process
Please ensure that you carefully read the Offer materials, which include the Offer to Purchase, the related Letter of Transmittal, and any amendments or supplements.
Step 1
Download the tender authorization form from the link in the above table.
Please note: Authorization forms from prior tender offers will not be accepted.
Step 2
•Complete sections 1-4, including signing and dating the form. Please ensure that you work directly with your financial professional to ensure that the correct forms and steps are followed for processing.
•Custodial-held accounts will require forms submitted through the corresponding custodian. Please note that there may be additional internal paperwork required by the custodian, as well as additional internal processing time.
Step 3
Submit paperwork to your financial professional or directly to the tender agent for processing per the instructions below.
How to submit repurchase paperwork
Once the above steps are completed, send the paperwork to:
DST Systems Inc.
Attention: Blue Owl Technology Income Corp.
Email*: Blueowl.repurchases@sscinc.com
Regular mail: P.O. Box 219398, Kansas City, MO 64121-9398
Overnight mail: 801 Pennsylvania Ave, Suite 219398, Kansas City, MO 64105-1307

*Please note that secure or encrypted emails or links cannot be processed. If submitting via email, please include only one form per submission.
Frequently asked questions
Do I need to take any action if I decide not to participate in the repurchase offer?
No
Does the Fund have industry-registered CUSIPS?
Yes, OTIC has a registered CUSIP for each share class:
•Class S - 69120R100
•Class D - 69120R209
•Class I - 69120R308
Please note that some custodians may utilize their own internal identifier for these funds.
When can an investor participate in a repurchase offer?
OTIC plans to offer quarterly liquidity through a tender offer, but please note that this is not always guaranteed. Once a tender offer is announced, the requisite documents will be filed with the SEC and hard-copy versions will be mailed directly to investors. The repurchase materials will identify those shareholders of record that are eligible to participate in each Offer.
I've submitted a repurchase request; can I cancel that request before the deadline?
A shareholder may withdraw his or her repurchase request by completing a Tender Cancellation Request and submitting that to ServiceDesk@blueowl.com prior to the expiration of the Offer.
I've submitted a repurchase request; how do I change the share amount of my currently pending repurchase?
Share amount updates for currently pending requests can be made by completing and submitting the Tender Amount Update Form prior to the expiration of the Offer. This form will supersede your original submission and should not be used if no request has been submitted for the current Offer.
If my repurchase request has been accepted, will I be notified?
Shareholders that participate in the Offer and whose shares have been accepted should expect to receive an Acceptance Letter mailed to them within five business days following the expiration of the Offer.
How will proceeds be sent to shareholders participating in the tender offer?
Payment for properly tendered shares (which are not timely withdrawn) will be made in the form of a non-interest-bearing, non-transferable, and non-negotiable promissory note ("Note") promptly following expiration of the Offer. OTIC will effect payment for each Note, in cash, promptly after the determination of the net offering price per Share for each class of common stock as of the most recent quarter end.
How is the share repurchase price determined?
The share repurchase price is based on the NAV per share as of the most recent quarter end for each respective share class.

What if more than the amount of Shares offered for repurchase are tendered (and not timely withdrawn)?
We may, in our sole discretion, accept the additional duly tendered Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act, and/or repurchase Shares from tendering shareholders on a pro rata basis in accordance with the number of Shares tendered by each shareholder (and not timely withdrawn).
What happens to my request if repurchases are prorated?
In the event that repurchases are prorated, any unsatisfied requests must be resubmitted at the beginning of the next quarterly repurchase window.
What happens if my request was deemed “not in good order" and has not been “cured" by the repurchase deadline?
The request will not be considered for the Offer. Any unsatisfied requests must be resubmitted at the beginning of the next quarterly repurchase window.
Will I receive the dividend scheduled to be paid on or after the expiration of the Offer?
Holders who tender shares into the Offer will not receive any dividend payments with record dates on or after the expiration date of the Offer for any shares that are repurchased in the Offer unless the Offer is extended beyond the record date for that dividend.
Is my sale of shares in the Offer a taxable transaction?
For most shareholders, yes. We anticipate that US shareholders (defined in Section 13 of the Offer to Purchase), other than those who are tax-exempt, who sell shares in the Offer will recognize gain or loss for US federal income-tax purposes generally equal to the difference between the proceeds they receive for the shares sold and their adjusted tax basis in the shares. The sale date for tax purposes will be the date that we accept shares for purchase. Please consult your tax advisor for details regarding your specific tax treatment and obligations.
Still have questions?
Contact the Blue Owl Service Desk by emailing ServiceDesk@blueowl.com